Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

EnerCom Oil & Gas Conference Presentation

Dan Westcott – Presenter

Tuesday, August 21, 2018

Thank you Josh. I appreciate the introduction and thank you and Opportune for your sponsorship here at EnerCom. It’s a pleasure to be here with you this morning. We’ve had a lot going on at Legacy and I’ve been looking forward to getting in front of you guys to kind of tell you what we’ve been working on and our near term expectations.

So first off, disclosures. I know no one loves them but from an SEC perspective we are currently under an offering. We’ll talk about that a little bit here in a minute, but these are real important to us so we would encourage you to read them and take them seriously.

Let’s talk about Legacy. Flipping to Slide 3 here, Legacy is a Midland, Texas based operator. We started in the early 80’s buying and selling oil and gas interests. In 2007 we went public as a Permian only company and, you know over the next decade or so we really expanded our footprint. So, on your right over here, we show our geographic presence and the colors are coordinated with the pie charts down below. So from a reserves perspective on a 6-to-1 basis, we’re about a third Permian, a third East Texas, and then Rockies and Mid-Con.

On a value perspective, or value basis, so if you looked at SEC PV-10, so 50 and $3 or so, those wedges change quite a lot – it’s about two-thirds Permian and then pretty evenly split between East Texas and Rockies. We’ve got a very large PDP footprint. I want to talk about that this morning, that’s probably what most of you remember Legacy as, but this second bullet point is our significant horizontal development potential. I want to make sure we talk about that, you guys understand where we’re headed, and the opportunities that we see there. And then lastly, I want to make sure we talk about our upcoming C-Corp transition. It’s a big moment for the company’s history and really want to dive into and explain you know the benefits that we anticipate securing in our new form.

So let me start with our PDP. It’s a really differentiating factor for Legacy. We’re about 47,500 boe’s a day, and it’s extremely low decline. So the table at the bottom will show you that on a weighted average basis we’ve got an 11% decline. I would challenge you in this conference to compare that to other companies. This stable base generates a lot of free cash flow. It’s about $1.1 billion, and that’s PDP PV-10 at SEC prices. But a very shallow decline and again generates a lot of free cash and so that’s really the fuel for our future development as we look at our horizontal potential.

So, you know, I guess if you think about us and think about our PV-10 and our history, you know we started as an upstream MLP and that PDP base was just perfect for an upstream MLP asset. But we all know the downturn came and it wasn’t so friendly for us upstream MLP companies to say the least. I think the market fairly quickly lost confidence in that business model and as we turn to slide 5 here, you’ll see that many of our peers began to fail. And as they failed and lost that confidence we very quickly realized that we needed a change. I think our high quality assets and the hard work of our employees afforded us some time to make those changes, but we definitely realized we needed a change. I’m reminded of that H.G. Wells quote, if you guys have heard it, he says “Adapt, now as ever, is nature’s inexorable imperative.” We realized we needed a change and we identified six things – six key aspects of our business that we needed to modify.

Number one is our land position. We’ve made like 140+ acquisitions of PDP and we weren’t really focused on undeveloped potential because that wasn’t our model. We needed to turn around and go through all those land files, go through the engineering, go through the geology and understand what we already owned.

Secondly, we needed to expand our technical team. So the team we had in place was great for a very cost efficient production of our PDP base, but that’s different than drilling horizontal wells. So we really needed to branch out from a technical perspective.

Number three, we needed liquidity because you can identify all you want, but if you don’t have liquidity to go pursue it, you know it’s not going to help you very much. So we were focused on not the on-balance sheet but an off-balance sheet structure, kind of a safeguarded asset level structure to fund our business.

We needed to reduce our leverage, our leverage was getting very high and we could see it was going to get higher.

We needed to reduce our costs—our operating costs—and we were able to slash a lot of LOE out of the business. Thankfully our service providers helped us a lot in that regard.

If we could do all of those five things, then we felt like we had a good shot at becoming a successful C-Corp. So we needed to develop that plan to actually become a C-Corp. As I flip to the bottom here, I won’t go through all the points on this timeline, but we have accomplished quite a lot over the last couple of years. And I am really excited about the progress we’ve made. I just think it’s been—it’s definitely been a tough road – but I think we’ve positioned ourselves for success as a C-Corp.

And a key part of that is our horizontal development. So I want to talk about now the success we’ve had in our horizontal development across the Permian. Since we raised that asset level funding, we’ve brought online 76 horizontal wells. And if you think about it, right, we’re all the way from the west side of the Permian Basin in Lea County, New Mexico, all the way over to the east side in Howard County, Texas. And as we look at that, you know in Howard County we’ve been focused on 1st, 2nd, and 3rd Bone Springs – in Lea County – excuse me – and in

Howard County we’ve been focused on the Wolfcamp A and Lower Spraberry. I won’t go through all those numbers, you guys can see them, these are not cherry picked, single highlighted, you know look at our single awesome well, ignore these other five. These are straight averages of what we’ve actually done. And I think you can stack these results up, really with anybody. So I think it speaks to our ability to adapt. We’ve done a great job operation, our technical team, we continue to grow our technical team, and I’m really excited about the success we’ve had thus far.

The bottom right here of this slide, all these colors, let me walk you through that because I think it’s a foreshadowing of a couple of new slides we’ve added to the deck. If you look at our Howard County position, this yellow is what we characterize as our “original properties” and the other colors are subsequent vintages of tracts that we’ve added on to our Howard County position. Now, anybody can go buy acreage, you just have to have enough money. But we’ve done this without cash. So we’ve been able to swap properties elsewhere within our portfolio and grow this base, and it’s been a tremendous success for us. When we started in Howard County, we were a few miles east of anyone. I think we can be credited with creating a lot of value for some other people and their sales, but we’ve done a great job developing this asset and expanding it for even more potential.

Slide 7 and 8 are new slides for us. So always good to have new slides, but we’ve recently conducted a trade that we announced in our Q2 earnings where we traded eight small tracts – and we’ll talk about those 8 small tracts in a second – but to really expound upon and grow three key areas within the Midland Basin. We’ve grown, as the slide shows, our net lateral footage by 24% across these three tracts, or 45,000 ft. And that increases our average lateral length per well by 58%. You guys have looked at enough single well economics to know there’s a big difference between a 5,000 ft. lateral and a 7,500 ft. lateral. And those economics change quite a lot for the company. So not only that, but if you look at the bottom left we’ll talk about those other three benefits, right, we’ve reduced our F&D, we monetized some undrillable, you know unquantified assets, that really I would argue nobody gave us any credit for, and we’re working to highlight that for our investors. And then lastly we actually maintained some additional upside from those traded tracts in that we kept a few overrides so we’re not going to spend any money and if someone else develops it we’ll have a little extra cash flow there.

Slide 8 highlights those—let me talk here, there’s a lot here, but let me talk about the 8 tracts. You guys in the back, you may have a difficult time seeing these tracts because they’re really small. On average they are 135 gross acres, and we traded those roughly net – roughly equal net acreage for these trades—to grow these blow out boxes here across these three prospects. Really, we weren’t going to do anything with those 135 gross acres. It’s not to say that they’re bad, it’s just we don’t have any control as to the pace of development or what to do with them. Our adjacent owners really valued those because just like our yellow tracts are growing in lateral length, it’s doing the same thing for them for their position, just they own the majority of it and ours are little tack-ons. So we’re going to continue to do this. I expect we’ll be announcing more throughout the year as it relates to these types of trades. But a real win for the company and something that we’re very focused on.

Slide 9 shows you that we’ve got a lot more of this to come. So we’ve identified 172 additional tracts that comprise about 15,500 net acres. So we expect to do more, this is more trade bait, some people don’t like that term, I think it’s pretty effective, but importantly that’s only in the Delaware and that’s only in the Midland Basin so that doesn’t include our Northwest Shelf and that doesn’t include our Central Basin Platform. I expect these numbers on these columns to grow and I expect that we’ll be adding new columns in the months to come as we continue to go through those files and identify that position. I’d also point out that this also excludes areas in which we have overrides and areas in which we have; you know we could have a position from the reversion of term assignments. So—real excited about this. We continue to get questions; we’re going to continue to do the work. We’re not holding out on anybody. It’s just, you know, we’ve got interest in 10,000 wells across the country and so there’s just a lot to get our arms around. But we’re excited about that potential and I hope these couple of slides articulate that we’ve got more here to come.

So on top of those little-bitty bits, here is our operated position. Slide 10, these are our green blobs so to speak. It’s our operated Permian position. As you can see – you know I got the question last night “so where is your position in the Permian?” It’s everywhere. You know if there’s one area we’re lacking, it’s Southern Delaware, we do have some positions over there but we’ve really got exposure to all of the Permian. In total it’s about 50,000, excuse me 51,000 gross acres or 41,000 net acres. And as we all know, you know not all acreage is created equal. So on Slide 11 here, what we’ve done is gone through the engineering and the geology to really set up what we think the future development of this resource looks like. I expect these numbers will change. To have a stagnant view of a long term development plan is pretty foolish. We’re going to continue to monitor our own activity obviously and industry activity and refine these views. But in the Permian, we have nearly 700 gross locations, and in East Texas we have almost 250 gross locations. The third bullet point over here on the page I want to call out. Sixteen of those are in our year end reserve report. So this is a lot of un-booked potential for our company and it speaks to where we’re headed in the years to come.

If you look back from Slide 4 and think about us as a PDP focused company and where we’re headed, really proud of the team. We’ve done a great job migrating our efforts operationally, you know what we’re actually doing in the field and what we’re focused on from a technical perspective and asset perspective, really excited about that and I think that all leads to our corporate transition so switching from that MLP to a C-Corp. So at the end of March we announced that we had signed the agreements to effectuate this change. Let me walk you through the key things that are happening with our cap stack.

So, number one, our units are exchanging one for one for shares, for NewCo shares.

Number two, we bought in our GP.

And number three, we’re exchanging our preferred units, 9.5 million preferred units for 27.5 million NewCo shares. For those of you that like the boxes, you’ve got to include the boxes, this is pre- and post-reorganization. Our debt will stay in place. And you can see that on the next page. So here’s our cap table on the left-hand side. You’ll see all of our debt stays with us pro-forma for the transaction. Our revolver’s going to go up a little bit for transaction related expenses. And you know I think our next steps and a key part of this corporate transaction—so we can focus over on this top right hand side—so we’re keenly focused on our debt maturities. We think that our transition is going to greatly assist us in pushing those out and delevering the business. And our two key focuses now coming out of this C-Corp are going to be leverage reduction and growth acceleration. We see those as hand in hand. As we reduce our interest expense we can put more money back into the ground and accelerate that 25 year inventory.

So let’s talk about why exactly the transaction. Number one is allows us entrance into the C-Corp space. As you guys saw that upper timeline on page 5, that wasn’t very pretty. We look forward to distancing ourselves from those events and showing—allowing investors to see us for who we are and the potential that we have.

Number two, it simplifies our governance. So we no longer have this GP and the things associated with a GP. We’re a plain vanilla C-Corp. It increases the fiduciary duties of the Board and really benefits our shareholders.

Thirdly, it allows our corporate structure with our business model. So we’ve been talking about how we’ve been re-deploying our cash flow back into the ground and that’s really inconsistent with a yield based MLP structure.

And then lastly, and very importantly, we think it allows for greater access to and a cheaper cost of capital to fund our business. Again those two points, leverage reduction and growth acceleration, we see those as hand in hand.

So where are we in this thing? We’re really close. We are anxiously awaiting I guess I’d say. So we’ve mailed out a proxy. We’re currently soliciting your votes, that’s why these are considered offering materials. We’ve got – we settled with our—we had a Class Action suit against us from the preferred holders. We’ve settled that suit. We’ve got one more hearing to go on September 12th. The judge has already preliminary approved it. On September 12th we’ll have a hearing for Final Approval. We expect that Final Approval. On September 19th, one week later, we’ll actually have our Special Meeting. So all those proxies that you send in will be read and measured on September 19th. And following that meeting we anticipate you know transitioning, actually closing on that merger and that our ticker LGCY will no longer reference the LP, it will reference Legacy Reserves Inc. So really close, feel very good about the process and are anxiously awaiting you know now that it’s less than a month away.

So let me wrap it up and conclude with our four key takeaway points.

Number one is our heritage position and one that you guys probably remember if you’ve heard of Legacy before. We’ve got a very large and stable PDP asset base that generates a lot of free cash. We plan on utilizing that free cash to develop what you may not know about is our significant horizontal potential. I think we’ve demonstrated great success and beginning to realize that value. We’ve got the experienced team to grow this business. We’ve got the tools in place to grow this business. And then lastly, we really are anxiously awaiting that C-Corp structure to harness the additional benefits it affords—really focused on access to and cheaper capital.

With that, I thank you for your time. We’ll head into a break out so happy to answer any questions at that point. Thank you.